(P.K)

SEC 09055097 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

JAN 28 2009

Washington, DC 110

SEC FILE NUMBER
8-28916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORRIS GROUP INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8250 HAVERSTICK Rd #250
(No. and Street)

INDIANAPOLIS	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN SIMMONS 317 217 5440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TEIPEN, SELANDERS, POYNTER & AYRES, P.C.
(Name – *if individual, state last, first, middle name*)

7340 E 82nd st	INDIANAPOLIS	IN	46256
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JOHN B. SIMMONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORRIS GROUP INC, as of 12-31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John B. Simmons
Signature

Pres
Title

Hamilton Co. IN
Expires 11-30-09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morris Group, Inc.
Indianapolis, Indiana
Financial Statements and Supplementary Information
December 31, 2008
(See Independent Auditor's Report)

Morris Group, Inc.
Indianapolis, Indiana
Index

	Page(s)
Independent Auditor's Report	3
Statement of Financial Condition at December 31, 2008	4
Statement of Income for the Year Ended December 31, 2008	5
Statement of Changes in Stockholder's Equity for the Year Ended December 31, 2008	6
Statement of Cash Flows for the Year Ended December 31, 2008	7
Notes to Financial Statements	8 - 9
Schedule of Computation of Net Capital and Aggregate Indebtedness Under Rule 15C3-1 of the Securities and Exchange Commission at December 31, 2008	11
Independent Auditor's Report on Internal Accounting Control	12 - 13

TEIPEN, SELANDERS, POYNTER & AYRES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT C. TEIPEN, C.P.A.
MICHAEL A. POYNTER, C.P.A.

7340 E. 82nd Street, Suite A
Indianapolis, IN 46256

V. SCOTT SELANDERS, C.P.A.
THOMAS G. AYRES, C.P.A.

(317) 598-6700
FAX (317) 598-6701
www.teipencpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of:

Morris Group, Inc.
Indianapolis, Indiana

We have audited the accompanying Statement of Financial Condition of Morris Group, Inc., as of December 31, 2008, and the related Statements of Income, Changes in Stockholder's Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Morris Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and Aggregate Indebtedness under Rule 15C3-1 of the Securities and Exchange Commission and the Report on Internal Accounting Control presented on pages 11 - 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Teipen, Selanders, Poynter & Ayres, P.C.

Teipen, Selanders, Poynter & Ayres, P.C.
Certified Public Accountants

January 27, 2009

Morris Group, Inc.
Indianapolis, Indiana
Statement of Financial Condition
December 31, 2008
(See Independent Auditor's Report)

Assets

Assets - Note 1		
Cash and Cash Equivalents	$	29,096
Receivables - Commissions		8,809
Marketable Securities - Note 5		7,413
Total Assets	$	45,318

Liabilities and Stockholder's Equity

Liabilities		
Accrued Commissions	$	12,417
Accrued Taxes and Expenses		778
Total Liabilities		13,195
Stockholder's Equity		
Common Stock, No Par, 1,000 Shares Authorized, 100 Shares Issued and Outstanding		1,000
Additional Paid in Capital		6,100
Retained Earnings		25,023
Total Stockholder's Equity		32,123
Total Liabilities and Stockholder's Equity	$	45,318

Morris Group, Inc.
Indianapolis, Indiana
Statement of Income
For the Year Ended December 31, 2008
(See Independent Auditor's Report)

			%
Revenues			
Commissions and Fees - Note 4	$	540,562	92.40
Investment Advisory Fees		51,870	8.87
Unrealized Loss on Marketable Securities		(7,434)	(1.27)
Total Revenues		584,998	100.00
Expenses			
Commissions		461,184	78.84
Salary		31,675	5.41
Advisory Service		6,000	1.03
Payroll Taxes		2,836	0.48
Contract Labor		573	0.10
Dues, Fees, Permits and Subcriptions		9,532	1.63
Insurance		17,832	3.05
Sales Training		2,210	0.38
Professional Fees		5,606	0.96
Office Supplies		690	0.12
Total Expenses		538,138	91.99
Net Income	$	46,860	8.01

See Accompanying Notes to Financial Statements

Morris Group, Inc.
Indianapolis, Indiana
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008
(See Independent Auditor's Report)

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance at January 1, 2008	$ 1,000	$ 6,100	$ 20,663
Net Income	0	0	46,860
Stockholder Distributions	0	0	(42,500)
Balance at December 31, 2008	$ 1,000	$ 6,100	$ 25,023

Morris Group, Inc.
Indianapolis, Indiana
Statement of Cash Flows
For the Year Ended December 31, 2008
(See Independent Auditor's Report)

Cash Flows from Operating Activities		
Net Income	$	46,860
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Unrealized Loss on Marketable Securities		7,434
Decrease (Increase) in Receivables - Commissions		(5,929)
Increase (Decrease) in Accrued Commissions		(16,574)
Increase (Decrease) in Accrued Taxes and Expenses		345
Net Cash Provided by Operating Activities		32,136
Cash Flows from Financing Activities		
Stockholder Distributions		(42,500)
Net Cash Used in Financing Activities		(42,500)
Net Decrease in Cash and Cash Equivalents		(10,364)
Cash and Cash Equivalents - Beginning of Year		39,460
Cash and Cash Equivalents - End of Year	$	29,096

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL - Morris Group, Inc. was incorporated under the Indiana General Corporation Act, as amended, on October 22, 1982, for the primary purpose of engaging in the sale of Direct Participation Programs and doing business as a $5,000 broker-dealer. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

CONSIDERATION OF CREDIT RISK - The Company maintains its cash in bank accounts at a high credit quality financial institution. The balances, at times, may exceed federally insured limits of $250,000.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING METHOD - The books of record are maintained on the accrual basis method of reporting for both financial statement and income tax purposes.

CASH AND CASH EQUIVALENTS - For the purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

RECEIVABLE - COMMISSIONS - The Company carries its commission receivables at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates receivables and establishes an allowance for doubtful accounts, when deemed necessary, based on the history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts, as valued by management, is zero at December 31, 2008.

The Company currently has no policy on accruing interest on trade receivables or turning past due receivables over to a collection agency. A receivable is considered past due if payments have not been received for 90 days. Any payments on past due accounts would be made to the account in question and the allowance account would be adjusted as deemed necessary by management.

INCOME TAXES - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for income taxes has been included in these financial statements.

ADVERTISING - Advertising expenses are expensed as incurred.

MARKETABLE SECURITIES - The Company reports its marketable securities as trading securities and is recorded at fair value. Fair value is determined by closing market price at December 31 which falls in the Level 1 hierarchy level described in SFAS 157. Realized and unrealized gains and losses are recorded in current earnings.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMPENSATED ABSENCES - Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job descriptions, length of service, and other factors. It is impractical to estimate the amount of compensation for future services and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital under Rule 15C3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Company. As of December 31, 2008, net capital as defined by the rules, equaled $28,204. The ratio of aggregate indebtedness to net capital was 0.45. Net capital in excess of the minimum required was $23,204.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has not incurred any liabilities subordinated to claims of general creditors.

NOTE 4 - CONCENTRATIONS

The Company received approximately 86% of its revenues from commissions and fees resulting from the sale of mutual funds and variable annuity investment products by registered representatives operating in the State of Indiana.

NOTE 5 - MARKETABLE SECURITIES

The cost and fair value of marketable securities (300 shares of NASDAQ Stock Market, Inc.) as of December 31, 2008 is as follows:

	Cost	Fair Value	Unrealized Loss
Trading Securities			
Common Stock	$ 8,100	$ 7,413	$ (687)

Supplementary Information

Morris Group, Inc.
Indianapolis, Indiana
Schedule of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15C3-1 of the Securities and Exchange Commission
December 31, 2008
(See Independent Auditor's Report)

Total Ownership Equity	$	32,123
Deduct - Non Allowable Assets		3,919
Net Capital		28,204

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required - 6 2/3% of Aggregate Indebtedness or $5,000, whichever is greater		5,000
Excess Net Capital	$	23,204

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Statement of Financial Condition	$	13,195

RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION PER UNAUDITED FOCUS IIA AND AUDITED COMPUTATION AS OF DECEMBER 31, 2008

Net Capital:

Per Net Capital Computation	$	28,204
Per Unaudited FOCUS IIA Report		28,204
Difference	$	0

TEIPEN, SELANDERS, POYNTER & AYRES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT C. TEIPEN, C.P.A.
MICHAEL A. POYNTER, C.P.A.

7340 E. 82nd Street, Suite A
Indianapolis, IN 46256

V. SCOTT SELANDERS, C.P.A.
THOMAS G. AYRES, C.P.A.

(317) 598-6700
FAX (317) 598-6701
www.teipencpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholder of:

Morris Group, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Morris Group, Inc., for the year ended December 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform any custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures that can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Teipen, Selanders, Poynter & Ayres, P.C.
Certified Public Accountants

January 27, 2009

END